FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Change in Currency Reporting

First Quarter 2012 Results Agenda

Paris, April 24th, 2012

CGGVeritas (ISIN : 0000120164 – NYSE : CGV) will announce its first quarter 2012 results before the opening of the Paris and New York stock exchanges on Thursday, May 10th 2012 and will hold the same day its Annual Shareholders Meeting.

Change in reporting currency

Effective January 1, 2012, CGGVeritas changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of the revenues, costs and cash-flows, which are primarily generated in U.S. dollar and hence better present the financial performance of the Company.

First Quarter 2012 Results Agenda

•	A press release will be available on our website: www.cggveritas.com at 7:30 AM on this date.

•	Jean-Georges MALCOR, CEO, will comment on the first quarter results during the shareholders meeting at 9:30 AM – at the Auditorium Etoile Saint Honoré – 21, 25 rue Balzac - Paris 8ème.

•	An English language conference call is scheduled at 3:00 PM (Paris time) – 2:00 PM (London time) – 8:00 AM (US CT) – 9:00 AM (US ET).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

- US Toll-Free - International call-in - Replay	1 877 317 6789 1 412 317 6789 1 877 344 7529 & 1 412 317 0088 – Conference #: 10009283

•	Copies of the presentation will be posted on the Company website and can be downloaded.

The conference call will be broadcast live on the CGGVeritas website www.cggveritas.com and a replay will be available for two weeks thereafter.

About CGGVeritas:

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts Investor Relations

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 24th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP